Chestnut Street Exchange Fund

301 Bellevue Parkway

Wilmington. Delaware 19809

July 2, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Mr. Larry L. Greene

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Chestnut Street Exchange Fund. - Registration No. 811-2631

  (the “Registrant”)

Dear Mr. Greene:

This letter is in response to your comments provided via telephone on June 11, 2014 regarding Amendment No. 37 to the Registrant’s registration statement filed with the Securities and Exchange Commission (“SEC”) on April 28, 2014.

1.	Comment: Item 10(a)(1), last sentence of the third paragraph, reads in part that among other duties the investment adviser will “...compute the net asset value and the net income of the Fund on each business day as described in the Fund’s Prospectus or as more frequently requested by the Fund.” Please correct this sentence if the Registrant does not have a current prospectus.

Response: The Registrant confirms that it does not have a current Prospectus. The disclosure in Item 10(a)(1) refers to the services that the investment adviser agreed to provide as they are listed in the Advisory Agreement. In the next Amendment to Registrant’s Registration Statement to be filed pursuant to Rule 8b-16(a) under the 1940 Act, the Registrant will revise this clause to read: “...compute the net asset value and the net income of the Fund on each business day as described in the Fund’s Prospectus, if any, or as more frequently requested by the Fund.”

2.

Comment: Item 11(a), second paragraph, describes the circumstances under which the Registrant may suspend the right of redemption or postpone a redemption payment date including periods when the New York Stock Exchange if closed other than customary weekend and holiday closing and when an emergency exists. Both examples are modified by the following parenthetical: “(as determined by the Securities and Exchange Commission by rule or regulation).” Since the SEC may act to close the exchange or determine that an emergency exists other than through formal rulemaking or regulation, please delete the phrase “by rule or regulation”, so that the parentheticals read: “(as determined by the Securities and Exchange Commission”).

Response: The Registrant will revise the disclosure as requested in the next Amendment to Registrant’s Registration Statement to be filed pursuant to Rule 8b-16(a) under the 1940 Act.

3.	Comment: In Item 11(c), third paragraph, remove the discussion of when redemptions may be suspended or redemption payments may be delayed because it is redundant of the disclosure in Item 11(a).

Response: The Registrant prefers to leave the disclosure as it currently appears because it clarifies the immediately preceding sentence concerning when redemption payments will be made.

4.

Comment: In Item 16(c)(8), that describes the Registrant’s fundamental policy on making loans, please describe supplementally who manages the collateral when the Registrant lends its portfolio securities and if it is the Adviser, what fees are paid to the Adviser for these services.

Response: Although the Registrant has the ability to lend its portfolio securities, it currently does not and accordingly does not have a securities lending arrangement in place.

5.

Comment: Add the statement that appears in the third paragraph after Item 16(c)(9)(I), that “the tax consequences of a sale of portfolio securities will be considered prior to a sale” in Part A, Item 9 (Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings).

Response: The Registrant will add the requested disclosure to Item 9 in the next Amendment to Registrant’s Registration Statement to be filed pursuant to Rule 8b-16(a) under the 1940 Act.

6.

Comment: In Items 11(e) and16(f) the Registrant states the Board has not adopted formal policies and procedures with respect to frequent purchases and redemptions of the Fund’s shares or disclosure of portfolio holdings “due to the nature of the Fund.” Explain supplementally what is meant by “due to the nature of the Fund.”

Response: The Registrant is an exchange fund, whereby the initial investors purchased their shares via an in-kind exchange of securities. The composition of the Registrant’s portfolio holdings generally only changes due to corporate action by the issuer (for example, an issuer merger or liquidation) or to meet an investor’s redemption request. In addition, Registrant is not conducting a public offering of its shares or issuing additional shares to existing investors, except through dividend reinvestment, and therefore there is little risk that the Registrant’s investors would market time the shares. Therefore, the Board determined that formal policies and procedures with respect to frequent trading of shares and the disclosure of portfolio holdings in addition to the information contained in the Prospectus about the Registrant’s portfolio holdings policy and procedures were not necessary.

7.

Comment: In Item 17(a) add “during the past 5 years” to the heading “Other Directorships Held by Managing General Partner” and ensure that the disclosure reflects directorships covering the past 5 years.

Response: The Registrant will add the requested disclosure in the next Amendment to Registrant’s Registration Statement to be filed pursuant to Rule 8b-16(a) under the 1940 Act. The Registrant has confirmed that the disclosure currently covers the past 5 years.

8.

Comment: Please review the disclosure pursuant to Item 17(b)(10) of Form N-1A which requires that for each director, to briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time that the disclosure is made, in light of the Fund’s business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications.

Response: Although the Registrant’s believes that the current disclosure in Item 17(b)(10) adequately addresses the requirements of Item 17(b)(10) of Form N-1A, the Registrant will supplement the disclosure in the next Amendment to Registrant’s Registration Statement to be filed pursuant to Rule 8b-16(a) under the 1940 Act.

 The preceding comments and related responses have been provided by and discussed with management of the Registrant.

 Please contact me at (215) 988-2699 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Nancy P. O’Hara
Nancy P. O’Hara

EXHIBIT	Chestnut Street Exchange Fund
301 Bellevue Parkway
Wilmington. Delaware 19809

July 2, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Mr. Larry L. Greene

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Chestnut Street Exchange Fund. - Registration No. 811-2631

 (the “Registrant”)

Dear Mr. Greene:

In connection with Post-Effective Amendment No. 37 to the Fund’s registration statement, filed with the Securities and Exchange Commission (“SEC”) on April 28, 2014 (the “Registration Statement”), the Fund hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Please do not hesitate to contact the undersigned at (215) 988-2699 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Nancy P. O’Hara
Nancy P. O’Hara